

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Mr. Jerry M. Brooks
Chief Financial Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, Texas 77040

> **Re:** **Dril-Quip, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 7, 2008**
> **Response letter dated October 2, 2008**
> **File No. 001-13439**

Dear Mr. Brooks:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 20

Results of Operations, page 22

1.   We note your response to prior comment 1, concerning the disclosure about your operating performance and prospects for the future in MD&A, indicating that you have nothing more meaningful to disclose, stating "…management does not believe that the mix of products sold or type of services provided by the Company has provided investors with meaningful information regarding the Company's performance or prospects for the future." While it is unclear how you came to

view investors as unconcerned with specifics about your business of selling products and services, we do not find your argument persuasive. We continue to believe that you should associate your operating results with business events, including transparent disclosure that allows investors to see the business from management's perspective. We reissue prior comment 1.

Liquidity and Capital Resources, page 24

2. We note that you have not complied with prior comment 2, in which we indicated that you should provide a more meaningful analysis of your operating cash flows, which you identify as a principal source of funds, rather than attributing changes to various reconciling items used to compute operating cash flows under the indirect reconciliation method. Please submit a schedule showing details of your operating cash flows based on the categories outlined in paragraphs 22 and 23 of SFAS 95; and explain material fluctuations apparent in that tabulation. We reissue prior comment 2.

Financial Statements

Statements of Income, page 33

3. We note your response to prior comment 3, explaining that you are unable to allocate manufacturing overhead, freight and other cost of sales between products and services; and that you do not believe separate presentation of revenues and cost of your products and services would be meaningful. We expect that you utilize information about the direct costs of your products and services in negotiating sales contracts, and that you have accounting systems in place that would provide the information required to devise a reasonable allocation methodology. Since your revenues from services exceeded 10% of total revenues in each of the last three years, you should comply with Rule 5-03(b) of Regulation S-X. We do not see non-allocation as an appropriate rationale for non-compliance in this area.

Note 2 – Significant Accounting Policies, page 37

Revenue Recognition, page 39

4. We note that you have not complied with prior comment 4, asking that you submit details about revenues associated with your sales or products to customers who also agreed to compensate you for installation or rental services. Please provide the information requested, including the details outlined in the four bullet points; and demonstrate how products sold to customers who also contract for services related to the product sold satisfy the condition in paragraph 9(a) of EITF

00-21 and IRQ 3 to SAB Topic 13.A.3.c., particularly given your response to prior comment 1, stating "…our products are highly customizable based on the customer's requirements and needs." We suggest that you contact us by telephone if you require further guidance on how to appropriately summarize this information for review. We reissue prior comment 4.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief